                                                                                                                                                                                                                               EXHIBIT ONE

National Fuel Files Proxy Materials and Sends Letter to Shareholders

(January 15, 2008) Williamsville, NY: National Fuel Gas Company (NYSE: NFG) (“National Fuel” or the “Company”) has sent to its shareholders its Annual Report for the 2007 Fiscal Year and Proxy materials related to the 2008 Annual Meeting of Shareholders. Included with this mailing were a letter and a “Shareholder Information Paper” that address the disruptive proxy contest that has been launched by a group led by hedge fund, New Mountain Vantage Advisers, LLC (“New Mountain”). Both the letter to shareholders and the Shareholder Information Paper are incorporated in this news release.

     In its letter and Shareholder Information Paper, the Company provides a clear and thorough discussion of the claims made by New Mountain, a fact-based analysis of why it believes New Mountain’s position is flawed and urges shareholders to reject New Mountain’s nominees to the National Fuel Gas Company Board of Directors.

     “New Mountain’s recommendations for how to manage National Fuel’s assets and structure our business are plainly and simply not in the best interest of all of our shareholders,” said Philip C. Ackerman, Chairman and Chief Executive Officer, National Fuel. “Our Management Team and Board of Directors have experience in all facets of the energy industry and they, along with our uniquely qualified business unit experts, continue to formulate and execute strategies that have provided our shareholders with superior returns over the long-term. To embark on the course New Mountain suggests would imperil our ability to continue our elite record of dividend payments and lead to the break-up of the Company,” Ackerman continued.

     Even with its long history of providing exceptional value to shareholders, National Fuel finds itself in the midst of a proxy contest. The circumstances are unusual, the Company notes, in that the more likely and usual candidates for such action are under-performing companies.

Total Return to	One Year	Three Years	Five Years	Ten Years
Shareholders	Ending	Ending	Ending	Ending
	9/30/07	9/30/07	9/30/07	9/30/07

S&P 500	16%	45%	105%	89%

S&P 400 Utilities	19%	55%	130%	185%

National Fuel	32%	83%	185%	214%

     In spite of having no real experience in managing assets in the energy industry, New Mountain continues to insist that its recommendations should be adopted. “We believe their short-term interests and personal financial motivation to capitalize on short-term gains in our stock price have overshadowed the facts. Their proposals have been thoroughly analyzed by the

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Company, along with our top-tier financial and legal advisors, and we have provided a knowledge-based response that explains why their course of action will not lead to more value for our shareholders and would, instead, prove to be costly, harmful to our assets and erode shareholder value,” Ackerman said.

     New Mountain is seeking to have three of its nominees elected to the Company’s Board of Directors. The Company believes that the election of these individuals, who lack any real experience in managing the types of assets that comprise National Fuel Gas Company, is not just an attempt to secure a voice on the Board of Directors, but is rather an attempt to gain effective control of the Company. “As a shareholder with nearly 10% interest in the Company, one seat on our 10-member Board would represent an interest equivalent to their ownership position. Instead, New Mountain is seeking 30% of the voting power on the Board. This effort belies this group’s claims that they are merely a shareholder with ‘suggestions’ or ‘alternatives’ to be considered,” Ackerman said.

     The Company is urging its shareholders to re-elect Robert Brady, Rolland Kidder and John Riordan – who collectively share more than 25 years of service and experience on the National Fuel Board of Directors. “National Fuel has become a leader in the energy industry under the guidance of these nominees and the rest of our Board. It is in all of our shareholders’ best interests to re-elect them to our Board so that they may continue to chart the disciplined, knowledge-based course that has provided superior results to our investors over the long-term,” Ackerman said.

     National Fuel is an integrated energy company with $3.9 billion in assets comprised of the following five operating segments: Utility, Pipeline and Storage, Exploration and Production, Energy Marketing, and Timber. Additional information about National Fuel is available on its Internet Web site: http://www.nationalfuelgas.com or through its investor information service at 1-800-334-2188.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Analyst Contact:	James C. Welch (716) 857-6987
Media Contact:	Julie C. Cox (716) 857-7079

IMPORTANT INFORMATION AND WHERE TO FIND IT

     In connection with its 2008 Annual Meeting, National Fuel Gas Company has filed a definitive proxy statement, WHITE proxy card and other materials with the U.S. Securities and Exchange Commission (“SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NATIONAL FUEL GAS COMPANY AND THE MATTERS TO BE CONSIDERED AT ITS ANNUAL MEETING. Investors may contact Morrow & Co., LLC, National Fuel Gas Company’s proxy advisor for the 2008 Annual Meeting, at (800) 252-1959 or by email at nfginfo@morrowco.com. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed with the SEC concerning National Fuel Gas Company at the SEC’s website at http://www.sec.gov. Free copies of National Fuel Gas Company’s SEC filings are also available on National Fuel Gas Company’s website at http://www.nationalfuelgas.com. These materials and other documents may also be obtained for free from: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

     National Fuel Gas Company and its directors are, and certain of its officers and employees may be deemed to be, participants in the solicitation of proxies from National Fuel Gas Company’s stockholders with respect to the matters considered at National Fuel Gas Company’s 2008 Annual Meeting. Information regarding these directors, and these certain officers and employees, is included in the definitive proxy statement on Schedule 14A filed with the SEC on January 11, 2008, and on National Fuel Gas Company's website at http://www.nationalfuelgas.com. Security holders can also obtain information with respect to the identity of the participants and potential participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free, by contacting: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000. More detailed information with respect to the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with National Fuel Gas Company’s 2008 Annual Meeting.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

FORWARD-LOOKING STATEMENTS
This document contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, statements regarding future prospects, plans, performance, capital structure and business structure, and anticipated or potential capital expenditures, acquisitions or dispositions, as well as statements that are identified by the use of the words “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “believes,” “seeks,” “will,” and “may” and similar expressions. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements: changes in economic conditions, including economic disruptions caused by terrorist activities, acts of war or major accidents; changes in demographic patterns and weather conditions, including the occurrence of severe weather such as hurricanes; changes in the availability and/or price of natural gas or oil and the effect of such changes on the accounting treatment of derivative financial instruments or the valuation of the Company’s natural gas and oil reserves; uncertainty of oil and gas reserve estimates; ability to successfully identify, drill for and produce economically viable natural gas and oil reserves; significant changes from expectations in the Company’s actual production levels for natural gas or oil; changes in the availability and/or price of derivative financial instruments; changes in the price differentials between various types of oil; inability to obtain new customers or retain existing ones; significant changes in competitive factors affecting the Company; changes in laws and regulations to which the Company is subject, including changes in tax, environmental, safety and employment laws and regulations; governmental/regulatory actions, initiatives and proceedings, including those involving acquisitions, financings, rate cases (which address, among other things, allowed rates of return, rate design and retained gas), affiliate relationships, industry structure, franchise renewal, and environmental/safety requirements; unanticipated impacts of restructuring initiatives in the natural gas and electric industries; significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays or changes in project costs or plans; the nature and projected profitability of pending and potential projects and other investments, and the ability to obtain necessary governmental approvals and permits; occurrences affecting the Company’s ability to obtain funds from operations, from borrowings under our credit lines or other credit facilities or from issuances of other short-term notes or debt or equity securities to finance needed capital expenditures and other investments, including any downgrades in the Company’s credit ratings; ability to successfully identify and finance acquisitions or other investments and ability to operate and integrate existing and any subsequently acquired business or properties; impairments under the SEC’s full cost ceiling test for natural gas and oil reserves; significant changes in tax rates or policies or in rates of inflation or interest; significant changes in the Company’s relationship with its employees or contractors and the potential adverse effects if labor disputes, grievances or shortages were to occur; changes in accounting principles or the application of such principles to the Company; the cost and effects of legal and administrative claims against the Company; changes in actuarial assumptions and the return on assets with respect to the Company’s retirement plan and post-retirement benefit plans; increasing health care costs and the resulting effect on health insurance premiums and on the obligation to provide post-retirement benefits; or increasing costs of insurance, changes in coverage and the ability to obtain insurance. The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

January 11, 2008

Dear Fellow National Fuel Shareholder:

     As you know, a disruptive proxy contest has been launched by a group of U.S. and Cayman Island entities led by the hedge fund New Mountain Vantage Advisers, LLC and its principal Steven B. Klinsky (collectively, “New Mountain”) to propose their own slate of directors to serve on the Board of National Fuel Gas Company (“National Fuel” or the “Company”). We believe that, if New Mountain’s candidates are elected, they will pursue a course of action that may serve New Mountain’s short-term interests, but would harm the majority of our shareholders.

     National Fuel has delivered extraordinary returns for you. We are asking for your vote so that we can continue to work for your interests.

Total Return to	One Year	Three Years	Five Years	Ten Years
Shareholders	Ending	Ending	Ending	Ending
	9/30/07	9/30/07	9/30/07	9/30/07

S&P 500	16%	45%	105%	89%

S&P 400 Utilities	19%	55%	130%	185%

National Fuel	32%	83%	185%	214%

     Now, more than ever, your vote counts. Even if you have already voted New Mountain’s blue card, the enclosed WHITE proxy card gives you an opportunity to support your Company’s outstanding record of providing value to shareholders by voting to re-elect Robert Brady, Rolland Kidder and John Riordan – who collectively have more than 25 years of experience and service on your Board, and many more years than that in the natural gas industry. They also own a total of 51,190 shares of Company stock, many times the personal investment of New Mountain’s candidates.

     For more information on New Mountain’s recommendations and your Company’s responses, see the enclosed Shareholder Information Paper (the “Shareholder Information Paper”), or you can go to www.nationalfuelgas.com and click on “Important Information for National Fuel Shareholders.”

     We believe that New Mountain’s fund managers have strong personal financial incentives to favor short-term gains, at the expense of our long-term sustainable business strategy. As a result, we believe that they are not trying to build your Company; instead, they propose effectively to liquidate it by

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

selling off the ownership of important pieces of a successful integrated energy company. From New Mountain’s public filings, it appears that New Mountain already has an on-paper profit of close to $80 million in National Fuel shares, and we suspect that their aggressive actions are motivated in part by their desire for increased trading liquidity so that they can realize their profit. In reading any material from New Mountain we ask that you keep in mind the personal monetary interests of the New Mountain fund managers, which we believe are at odds with the interests of a majority of the Company’s shareholders.

     You may receive one or more communications from New Mountain urging you to vote for their candidates. We disagree with many of the statements made by New Mountain in their soliciting materials, as we discuss below and in the enclosed Shareholder Information Paper.

     We are troubled by New Mountain’s continuing refusal to share with us the Schlumberger Data & Consulting report, the very document they cite as the foundation of their principal claim, and which they purport to summarize on their website. We dispute their continuing claim that we have not even considered their recommendations despite our detailed public responses. We also question their continuing tactic, in their discussions of master limited partnerships and elsewhere, of selecting examples of companies with business mixes and assets that differ from ours in significant ways and, without explaining these important differences, instead implying that the implementation of New Mountain’s recommendations or the election of their candidates would somehow bring that aspect of your Company’s performance up to that “best in class” level.

     We are also troubled by New Mountain’s attempts to portray themselves as the guardians of individual pension investments without fairly disclosing the extent to which their owners are something entirely different. And we question New Mountain’s attempts to take credit for actions the Company was taking before New Mountain had ever proposed their suggestions. National Fuel had determined to replace its senior Exploration & Production (“E&P”) management, and was accelerating Appalachian drilling, well before New Mountain made its move on your Company (see the enclosed Shareholder Information Paper for more information). National Fuel sold its European assets at a considerable profit, unlike almost all of the similar companies who diversified overseas, before New Mountain intervened. We were seriously considering selling the Canadian E&P assets long before New Mountain intervened, and in fact sold our Canadian oil properties in 2003. We left it for the new E&P management team to weigh in on the final decision to sell the rest of our Canadian assets, which was accomplished at the end of 2007 (contributing to your Company’s record profits in 2007).

     New Mountain complains about your Company’s “corporate governance” arrangements such as a staggered board and a shareholder rights plan, when those takeover defenses have prevented New Mountain from simply buying more shares and seizing effective control of your Company in a single stroke. In other words, your Company’s corporate governance arrangements have ensured that all the shareholders have the opportunity to fairly and carefully consider the different positions on these issues and then to voice their opinions, which we believe is of paramount importance given all that is at stake. At the same time, those corporate governance arrangements have certainly not prevented either New Mountain from voicing their opinions, or your Company from carefully analyzing and responding to their suggestions.

     We note that New Mountain could have nominated a single director to hold 10% of the voting power on your Board to match New Mountain’s ownership of 9.6% of the Company’s outstanding stock.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Instead, they currently seek 30% of the voting power on your Board, revealing a plan that belies their claims that they are merely a shareholder with “suggestions” or “alternatives” for National Fuel’s consideration.

     We respect New Mountain’s right as a shareholder to express its opinions regarding National Fuel, and we will continue to keep an open mind. Contrary to New Mountain’s statements, however, they have not sought to “work constructively” with your Company. We have, for more than a year, engaged in discussions with New Mountain about their ideas for how your Company should be structured and how your assets should be developed. They have made recommendations without providing support that we find credible. After careful consideration, we believe that New Mountain’s recommendations are flawed by inadequate analysis, and are not in the best interests of all of National Fuel’s shareholders at this time. We disagree with what we believe to be New Mountain’s unwise financial engineering schemes, and we are not willing to risk your Company’s reputation on financial gimmicks that would not stand the test of time. Rather than relying on unsupported recommendations, we believe that your Company is more likely to prosper in the future by relying on real assets and careful analysis of real data.

    Your vote counts, no matter how many shares you own, and we ask you to cast your vote using each WHITE proxy card you receive in order to protect your Company from New Mountain’s “recommendations.”

     Respectfully,

Phil Ackerman	Dave Smith	Ron Tanski
Chairman and Chief	President and Chief	Treasurer and Principal
Executive Officer	Operating Officer	Financial Officer

Important!

•	Regardless of how many shares you own, your vote is very important. Please sign, date and mail the enclosed WHITE proxy card.

•	Please vote each WHITE proxy card you receive since each account must be voted separately. Only your latest dated proxy counts. We urge you NOT to sign any Blue proxy card sent to you by New Mountain.

•	Even if you have sent a Blue proxy card to New Mountain, you have every right to change your vote. You may revoke that proxy, and vote as recommended by management by signing, dating and mailing the enclosed WHITE proxy card in the enclosed envelope.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

•	If your shares are registered in your own name, please sign, date and mail the enclosed
WHITE proxy card in the postage-paid envelope provided today. You may also vote via the
Internet or by telephone by following the voting instructions on the WHITE proxy card.

•	If your shares are held in the name of a brokerage firm or bank nominee, please sign, date and mail the enclosed WHITE proxy card in the postage paid envelope to give your broker or bank specific instructions on how to vote your shares. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet.
Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

If you have any questions on how to vote your shares,
please call our proxy solicitor:
MORROW & CO., LLC at (800) 252-1959

IMPORTANT INFORMATION AND WHERE TO FIND IT

     In connection with its 2008 Annual Meeting, National Fuel Gas Company has filed a definitive proxy statement, WHITE proxy card and other materials with the U.S. Securities and Exchange Commission (“SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NATIONAL FUEL GAS COMPANY AND THE MATTERS TO BE CONSIDERED AT ITS ANNUAL MEETING. Investors may contact Morrow & Co., LLC, National Fuel Gas Company’s proxy advisor for the 2008 Annual Meeting, at (800) 252-1959 or by email at nfginfo@morrowco.com. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed with the SEC concerning National Fuel Gas Company at the SEC’s website at http://www.sec.gov. Free copies of National Fuel Gas Company’s SEC filings are also available on National Fuel Gas Company’s website at http://www.nationalfuelgas.com. These materials and other documents may also be obtained for free from: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

     National Fuel Gas Company and its directors are, and certain of its officers and employees may be deemed to be, participants in the solicitation of proxies from National Fuel Gas Company’s stockholders with respect to the matters considered at National Fuel Gas Company’s 2008 Annual Meeting. Information regarding these directors, and these certain officers and employees, is included in the definitive proxy statement on Schedule 14A filed with the SEC on January 11, 2008, and on National

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Fuel Gas Company's website at http://www.nationalfuelgas.com. Security holders can also obtain information with respect to the identity of the participants and potential participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free, by contacting: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000. More detailed information with respect to the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with National Fuel Gas Company’s 2008 Annual Meeting.

FORWARD-LOOKING STATEMENTS

     This letter contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, statements regarding future prospects, plans, performance, capital structure and business structure, and anticipated or potential capital expenditures, acquisitions or dispositions, as well as statements that are identified by the use of the words “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “believes,” “seeks,” “will,” and “may” and similar expressions. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements: changes in economic conditions, including economic disruptions caused by terrorist activities, acts of war or major accidents; changes in demographic patterns and weather conditions, including the occurrence of severe weather such as hurricanes; changes in the availability and/or price of natural gas or oil and the effect of such changes on the accounting treatment of derivative financial instruments or the valuation of the Company’s natural gas and oil reserves; uncertainty of oil and gas reserve estimates; ability to successfully identify, drill for and produce economically viable natural gas and oil reserves; significant changes from expectations in the Company’s actual production levels for natural gas or oil; changes in the availability and/or price of derivative financial instruments; changes in the price differentials between various types of oil; inability to obtain new customers or retain existing ones; significant changes in competitive factors affecting the Company; changes in laws and regulations to which the Company is subject, including changes in tax, environmental, safety and employment laws and regulations; governmental/regulatory actions, initiatives and proceedings, including those involving acquisitions, financings, rate cases (which address, among other things, allowed rates of return, rate design and retained gas), affiliate relationships, industry structure, franchise renewal, and environmental/safety requirements; unanticipated impacts of restructuring initiatives in the natural gas and electric industries; significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays or changes in project costs or plans; the nature and projected profitability of pending and potential projects and other investments, and the ability to obtain necessary governmental approvals and permits; occurrences affecting the Company’s ability to obtain funds from operations, from borrowings under our credit lines or other credit facilities or from issuances of other short-term notes or debt or equity securities to finance needed capital expenditures and other investments, including any downgrades in the Company’s credit ratings; ability to successfully identify and finance acquisitions or other investments and ability to operate

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

and integrate existing and any subsequently acquired business or properties; impairments under the SEC’s full cost ceiling test for natural gas and oil reserves; significant changes in tax rates or policies or in rates of inflation or interest; significant changes in the Company’s relationship with its employees or contractors and the potential adverse effects if labor disputes, grievances or shortages were to occur; changes in accounting principles or the application of such principles to the Company; the cost and effects of legal and administrative claims against the Company; changes in actuarial assumptions and the return on assets with respect to the Company’s retirement plan and post-retirement benefit plans; increasing health care costs and the resulting effect on health insurance premiums and on the obligation to provide post-retirement benefits; or increasing costs of insurance, changes in coverage and the ability to obtain insurance. The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

January 11, 2008

SHAREHOLDER INFORMATION PAPER

This paper addresses the following:

1.	Your Company has a track record of outstanding returns
to shareholders.

2.	Your Company is developing its Appalachian oil and gas
assets at the right pace.

3.	Your Company is pursuing the deeper Marcellus Shale
formation in Appalachia with joint venture partner EOG
Resources, an industry leader in shale exploration and
development.

4.	Your Company has refocused its Gulf of Mexico oil and
gas operations.

5.	The master limited partnerships (MLPs) recommended by
New Mountain do not add value and present significant
cost and risk.

6.	The disposal of what New Mountain considers “non-core”
assets is not a significant opportunity for your Company.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

     National Fuel is an integrated company with complementary business segments that we believe over the long run provide more consistent earnings and returns than those provided by a specialized energy company. For more than 100 years we have delivered an elite record of dividends complemented by exceptional returns in the last 10 years.

     Over the past fiscal year, three years, five years and ten years, National Fuel shareholders have enjoyed overall total returns substantially better than the overall total returns of the S&P 500 Index and the S&P 400 Utilities Index over those same time periods. Stock analysts most often compare your Company’s stock performance to that of other utility companies, which typically generate returns for shareholders in the form of cash dividends and stock price appreciation.

Total Return to	One Year	Three Years	Five Years	Ten Years
Shareholders	Ending	Ending	Ending	Ending
	9/30/07	9/30/07	9/30/07	9/30/07

S&P 500	16%	45%	105%	89%

S&P 400 Utilities	19%	55%	130%	185%

National Fuel	32%	83%	185%	214%

     These outstanding returns are due in part to our payments of cash dividends to shareholders for 105 consecutive years, including dividends that have increased annually for the last 37 years.

     Generally, a dissident shareholder’s primary argument in a proxy contest would criticize the target company’s management for either falling stock prices or negative returns to shareholders. This proxy contest is unusual because National Fuel’s total returns to shareholders have been excellent, both before and after New Mountain became a National Fuel shareholder. The usual underperformance argument is often supplemented by claims that the board is not knowledgeable and needs an infusion of expertise, but your Company’s uniquely qualified Board members have deep experience in pipelines, gas utilities and exploration and production, particularly in Appalachia.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

     As you know, we had a very successful 2007 fiscal year with record earnings that were enhanced by the sale of our Canadian assets at a favorable price. We expect to continue that success in fiscal 2008, with earnings currently projected to be in the range of $2.50 to $2.70 per diluted share. Our plan is to continue our longstanding record of increasing our dividend and delivering outstanding returns to our shareholders in 2008 and beyond.

     The pace of activity in Appalachia is the most significant issue raised by New Mountain’s recommendations. New Mountain’s proposed drilling program in the shallow Appalachian formations is purportedly supported by recommendations from a report by Schlumberger Data & Consulting - which New Mountain has refused to share with us or our shareholders.

     We infer that New Mountain’s starting point must have been from a Schlumberger document that was largely based on publicly available information about production from the geographically extensive (and varied) Appalachian Basin. Such data from other parts of the Appalachian Basin is simply not consistent with what we know about our own acreage. A representative from Schlumberger has told us that their report “was a 50,000 foot view.”

     We have an aggressive and well-planned long-term strategy for developing its Appalachian properties, which relies on our extensive experience and proprietary knowledge of our acreage. New Mountain’s plan would not result in a short-term bonanza for investors and would likely erode the long-term value of the Company’s assets by greatly increasing the risk of uneconomic activity.

     Although New Mountain states that your Company increased its investment in Appalachia only “following months of prodding,” the fact is that we have increased the number of wells drilled in Appalachia every year since 2004, substantially before New Mountain began acquiring Company shares in 2006. We drilled 233 Appalachian wells in 2007, a 53% increase over the prior year. In 2007 we also increased proved developed Appalachian reserves by 20% and total proved Appalachian reserves by 33% compared to the prior year, and did it while improving its estimated ultimate recovery per well from 70 million cubic feet equivalent (“MMCFE”) in 2006 to 97 MMCFE in 2007. We anticipate drilling another 280 wells in 2008 and another 350 wells in 2009 in shallow Appalachian formations.

     National Fuel is one of the most active drillers in Appalachia and the single most active driller in our core area. At 25 wells per 100,000 acres, our 2007 Appalachian drilling pace

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

exceeds the per-acre pace of our competitors Equitable, Dominion, and Chesapeake and is close to those of Range and Cabot. Moreover, within the four-county area of Pennsylvania where National Fuel is most active, we drilled almost twice as many wells in 2007 as any of our competitors.

     The key difference between National Fuel’s business strategies and New Mountain’s is that our plans are based on a thorough analysis of real data on our real assets. For example, our Appalachian drilling plans are based on our experience with the extreme variability of the shallow producing horizons on our acreage. Highly successful wells with estimated ultimate recoveries exceeding 300 MMCFE can have adjacent wells that are not economic. In northwestern Pennsylvania, where our acreage is located, wells in one part of a county can have average estimated ultimate recoveries that are twice the average estimated ultimate recoveries of wells 30 miles away in the same county.

     It would be reckless to embark on a drilling program that failed to take into account the complex geology of the actual formations to be drilled. Drilling too many wells too rapidly would likely cause average well quality to decline, lead to a delay in first production and, significantly reduce the net present value of assets as compared to our ongoing strategy of development at an informed pace.

     Our Appalachian acreage is a very attractive asset, but one that must be developed appropriately in order not to destroy shareholder value. Because our acreage is in a part of the Appalachian Basin with complex and variable geology, all available information must be utilized in order to optimize the location of future wells rather than the simpler, essentially arbitrary well location methodologies that New Mountain’s strategy would entail. New Mountain seems to propose little more than to drill more Appalachian wells, but to do it much faster and with much better results per well. Simply urging a management team to go faster and do better is not a strategy; it is at best cheerleading, and it illustrates New Mountain’s lack of real experience in exploration and production in our part of Appalachia. Faster and better is a worthy goal, but haste frequently makes waste and returns on capital erode quickly if well costs increase, reserves per well decrease or the time between drilling and production lengthens.

     We believe that the Marcellus Shale, a deeper formation in Appalachia, presents a significant opportunity for National Fuel. We have been pursuing that opportunity since before New Mountain bought any National Fuel stock.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

     In 2005, we started months of careful research and initiated conversations with thirteen potential partners to explore the Marcellus Shale. In 2006, we received and evaluated proposals from seven of those companies. Later in 2006, we entered into negotiations with EOG Resources that culminated in a joint venture involving development of both their and our acreage in the Marcellus Shale. EOG Resources is widely recognized as an industry leader in shale exploration and development, and achieved excellent results in their development of the Barnett Shale formation in Texas.

     We expect that it will be an extensive and expensive process to perfect the horizontal well technology to develop the Marcellus Shale, and we will not start drilling large numbers of wells there until we understand how to do so economically. Our joint venture with EOG reflects our attention to the risk of loss, while New Mountain’s criticism reflects their exclusive focus on upside possibilities. Contrary to New Mountain’s assertions, our Marcellus Shale acreage was not “farmed out to a third party who paid nothing up front for the privilege.” EOG Resources contributed the oil and gas rights on 130,000 acres to this 50/50 joint venture, and they are committed to spending their own money to drill at least ten wells, which, at about $1.5 million per well, is $15 million more than “nothing.” Depending on the number of vertical and horizontal wells they drill as part of this joint venture, EOG Resources has the opportunity to earn a 50% interest in up to 200,000 National Fuel acres. Both parties have the opportunity to participate 50/50 in any Marcellus Shale wells drilled on the acreage contributed by either party to this joint venture.

     Through the EOG Resources joint venture we are expecting to drill 18 wells, including 10 horizontal wells, in the Marcellus Shale formation in fiscal year 2008.

New Mountain recommends the sale of our oil and gas properties in the Gulf of Mexico. In fact, representatives of New Mountain appeared at the February 2007 annual meeting of Company shareholders and strongly suggested that we sell the Gulf of Mexico properties, as well as form a master limited partnership to own the Company’s California heavy oil properties.

     Our history since last February reinforces our belief that careful operation and management of real assets is preferable to a quick sale or financial engineering. In February 2007, our Gulf of Mexico production was 40 million cubic feet equivalent (MMCFE) per day. Today it is 45 MMCFE per day. In February 2007 the price for California heavy oil was $50.61 per barrel. Today it is about $84 per barrel. Had we immediately followed New Mountain’s recommendations, these significant increases would not have benefited the Company’s shareholders.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

     National Fuel is an asset-based company, not a virtual gas company. We believe that, generally, valuable assets tend to become more valuable. While New Mountain urges a quick liquidation of the Company’s Gulf of Mexico assets due to the “robust property acquisition market,” they ignore the fact that the Company would have to compete in that same market, and pay similarly “robust” prices, to replace the assets that it sold. We fail to see the advantage in simply liquidating operating assets and shrinking your Company.

     Because the results of the past several years have been inconsistent, our Gulf of Mexico strategy has changed significantly from what it was in fiscal 2006. Our new President of Seneca Resources, who has considerable experience in the Gulf, believes that our very large 3D seismic database combined with a more focused and selective drilling program, provide an economic opportunity that should be pursued. We agree with him. We expect that with the new management team in place at Seneca, and with this different approach, we will lower our finding costs and improve our returns in the region. If we do not accomplish this, we will reevaluate our entire position in the Gulf, as we did with the Canadian assets that we sold.

     New Mountain’s proposals to restructure your Company by financially engineering the Exploration and Production (“E&P”) assets, and/or the Pipeline and Storage (“P&S”) assets, into MLPs are similarly founded on insufficient analysis of incomplete data. It is not true that, as New Mountain states, “most of [their] recommendations have not been considered.” In fact, the Company responded in detail to New Mountain’s principal economic recommendations in a letter to New Mountain dated December 11, 2007. That letter was incorporated in a press release that was widely disseminated, was filed with the SEC, and is publicly available at www.sec.gov or our website www.nationalfuelgas.com. It is hard to imagine that New Mountain is not aware of what we said. Apparently they believe that, because we rejected their ideas, we did not consider them. We began evaluating the prospect of forming an MLP long before New Mountain became a shareholder, and after evaluating New Mountain’s particular MLP proposals, we found them to be inappropriate for your Company.

     After a thorough analysis of real data, we have concluded - with the concurrence of our financial advisor, Morgan Stanley - that MLPs are not an attractive strategic or financial alternative at this time. We rely on real data and a knowledge-based analysis when making decisions on how to manage the assets of your Company. We do not rely on misleading comparisons to “best-in-class,” well-established MLPs that are not comparable.

     The strategic reasons that have led other publicly traded energy companies to form captive MLPs are less applicable to National Fuel. With comprehensive assistance from Morgan

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Stanley, and the Company’s legal and tax advisor Andrews Kurth, National Fuel has undergone a rigorous review process to consider the potential after-tax impact of forming one or more MLP(s) from a financial and strategic perspective. This intense review has led us to the conclusion that forming an MLP of either the California E&P assets or the P&S business at this time would not create additional shareholder value, and would in fact entail significant cost and risk, for several reasons:

•	Most importantly, neither MLP could be shown to create additional after-tax value to your Company.

•	The relatively low tax basis of our assets, particularly the P&S assets, causes income tax obligations to be a significant negative in the overall equation.

•	Your Company is adequately capitalized with a very healthy debt/equity ratio, has access to the public capital markets and does not need to raise cash by divesting a partial interest in its assets by selling MLP units in order to pursue its growth opportunities, especially those in Appalachia.

•	Your shares already trade at roughly the same multiple as E&P MLPs. Moreover, of the
E & P MLPs currently in existence, the oldest went public approximately two years ago, so the operating performance of such MLPs and their long-term viability is difficult to evaluate.

•	There are potential operational, regulatory and administrative impediments to forming an
MLP with the Company’s P&S assets given their integration with our other operations.

     Changed circumstances could lead to a different conclusion at a different time. Your Company remains alert to opportunities to enhance shareholder value, but MLPs do not currently present such an opportunity.

     We have also undertaken a review of those assets that New Mountain views as “non-core,” including the energy marketing business, the timber assets, the landfill gas operations and the electric generating business, to determine their strategic relevance and value to the Company.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Energy Marketing

     New Mountain’s website urges the sale of the Company’s energy marketing business, which is carried out by National Fuel Resources, Inc. (“NFR”). NFR markets natural gas to industrial, commercial, public authority and residential customers and also offers competitively priced energy and energy management services.

     NFR is an important component of National Fuel and is strategically aligned with the Company’s commitment to participate in all segments of the natural gas business. The complementary nature of NFR’s business and other National Fuel businesses contradicts New Mountain’s claim that NFR is a “non-core” asset, and New Mountain’s latest letter to shareholders urges the sale of other supposedly “non-core” businesses without mentioning NFR.

Timber

     Highland Forest Resources, Inc. and the Northeast Division of Seneca Resources Corporation carry out National Fuel’s timber segment activities. This segment markets veneer logs, export logs, sawlogs and green and kiln dry lumber from its timber holdings of more than 100,000 acres and nearly 400 million board feet in Pennsylvania and New York. Our timber is located in the heart of the world’s best source of black cherry hardwood. Each year we typically harvest timber at about the same rate the timber asset increases through natural growth.

•	While the timber asset has become valuable, it is a byproduct of our landholdings that support our Appalachian E&P, our P&S and our Utility operations. National Fuel owns the oil and gas rights underlying 90% of our timber acreage, including in the Marcellus
Shale. Ownership of surface rights and private roads facilitates drilling, gathering, processing and transporting gas on this acreage.

•	We continually review and carefully consider the best use of the Company’s timber assets. In fact, in 2003, we exchanged about half of the timber assets to acquire the
Empire State Pipeline in a tax-advantaged transaction.

•	Depending on what kind of greenhouse gas legislation becomes law, an asset that absorbs substantial quantities of carbon dioxide may turn out to be useful in a carbon credit trading system.

•	This segment occupies a very small portion of management’s time and the Company’s capital, while contributing positively to net income.

     Consequently, we have no current plans to sell the timber asset but remains alert to advantageous opportunities.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

Landfill Gas

     Horizon LFG, Inc. (“Horizon LFG”) is the Company’s landfill gas business that owns and operates short-distance landfill gas pipeline companies that purchase, process, transport and resell landfill gas to customers in six states.

     Landfill gas is recognized as a renewable, “green” energy that has environmental and economic benefits. Again, depending on the form greenhouse gas legislation takes, the value of this asset could be further enhanced under a carbon credit trading system.

     Horizon LFG is an attractive, yet small, component of National Fuel’s overall asset base. This segment contributes positively to net income and requires a very small portion of management’s time and the Company’s capital – the balance sheet value of its net plant is only about 50 cents per share. The Company is currently in the process of determining whether to add to this asset position or to sell these assets. Once a conclusion is reached, it will be publicly disclosed to all shareholders.

Horizon Power

     New Mountain also urges the sale of the four electric generation facilities owned by the Company’s subsidiary Horizon Power, Inc. Three of these plants are owned 50% and operated by a partner who has a first option to buy prior to any sale of our interest. These three plants generate electricity from landfill gas in western New York State, and produce an excellent tax-advantaged return by selling this “green” power at premium prices in the Northeast. Horizon Power also owns a 50% interest in a small gas-fired combined cycle independent power plant in northwestern Pennsylvania and we have been evaluating a sale of our interest in this facility.

     Horizon Power occupies a very small portion of management’s time and less than 1% of the Company’s net plant, while contributing positively to net income.

     To summarize the “non-core” asset review, even assuming New Mountain were correct that the energy marketing, timber, landfill gas and small electric generation assets could be sold for the prices that New Mountain assumes, following New Mountain’s recommendations would not result in a significant incremental benefit to National Fuel’s shareholders. We have determined (1) not to sell the core energy marketing segment or its 50% interest in three small “green” electric plants, (2) to hold the timber assets available for the right opportunity, and (3) to actively consider the future of the small landfill gas business.

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National Fuel Files Proxy, Sends Letter to Shareholders
January 15, 2008

     After careful consideration, your Board believes that New Mountain’s recommendations are flawed by inadequate analysis, and are not in the best interests of all of National Fuel’s shareholders. We urge you to vote each WHITE proxy card you receive to protect your Company from New Mountain’s “recommendations.”

If you have any questions on how to vote your shares,
please call our proxy solicitor:
MORROW & CO., LLC at (800) 252-1959

IMPORTANT INFORMATION AND WHERE TO FIND IT

In connection with its 2008 Annual Meeting, National Fuel Gas Company has filed a definitive proxy statement, WHITE proxy card and other materials with the U.S. Securities and Exchange Commission (“SEC”). WE URGE INVESTORS TO READ THE PROXY STATEMENT AND THESE OTHER MATERIALS CAREFULLY WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT NATIONAL FUEL GAS COMPANY AND THE MATTERS TO BE CONSIDERED AT ITS ANNUAL MEETING. Investors may contact Morrow & Co., LLC, National Fuel Gas Company’s proxy advisor for the 2008 Annual Meeting, at (800) 252-1959 or by email at nfginfo@morrowco.com. Investors may also obtain a free copy of the proxy statement and other relevant documents as well as other materials filed with the SEC concerning National Fuel Gas Company at the SEC’s website at http://www.sec.gov. Free copies of National Fuel Gas Company’s SEC filings are also available on National Fuel Gas Company’s website at http://www.nationalfuelgas.com. These materials and other documents may also be obtained for free from: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000.

CERTAIN INFORMATION REGARDING PARTICIPANTS IN THE SOLICITATION

National Fuel Gas Company and its directors are, and certain of its officers and employees may be deemed to be, participants in the solicitation of proxies from National Fuel Gas Company’s stockholders with respect to the matters considered at National Fuel Gas Company’s 2008 Annual Meeting. Information regarding these directors, and these certain officers and employees, is included in the definitive proxy statement on Schedule 14A filed with the SEC on January 11, 2008, and on National Fuel Gas Company's website at http://www.nationalfuelgas.com. Security holders can also obtain information with respect to the identity of the participants and potential participants in the solicitation and a description of their direct or indirect interests, by security holdings or otherwise, for free, by contacting: Secretary, National Fuel Gas Company, 6363 Main Street, Williamsville, New York 14221, (716) 857-7000. More detailed information with respect to the identity of the participants, and their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement and other materials to be filed with the SEC in connection with National Fuel Gas Company’s 2008 Annual Meeting.

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Page 21 National Fuel Files Proxy, Sends Letter to Shareholders January 15, 2008

FORWARD-LOOKING STATEMENTS

This Shareholder Information Paper contains “forward-looking statements” as defined by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are all statements other than statements of historical fact, including, without limitation, statements regarding future prospects, plans, performance, capital structure and business structure, and anticipated or potential capital expenditures, acquisitions or dispositions, as well as statements that are identified by the use of the words “anticipates,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “predicts,” “projects,” “believes,” “seeks,” “will,” and “may” and similar expressions. Forward-looking statements involve risks and uncertainties which could cause actual results or outcomes to differ materially from those expressed in the forward-looking statements. The Company’s expectations, beliefs and projections are expressed in good faith and are believed by the Company to have a reasonable basis, but there can be no assurance that management’s expectations, beliefs or projections will result or be achieved or accomplished. In addition to other factors and matters discussed elsewhere herein, the following are important factors that could cause actual results to differ materially from those discussed in the forward-looking statements: changes in economic conditions, including economic disruptions caused by terrorist activities, acts of war or major accidents; changes in demographic patterns and weather conditions, including the occurrence of severe weather such as hurricanes; changes in the availability and/or price of natural gas or oil and the effect of such changes on the accounting treatment of derivative financial instruments or the valuation of the Company’s natural gas and oil reserves; uncertainty of oil and gas reserve estimates; ability to successfully identify, drill for and produce economically viable natural gas and oil reserves; significant changes from expectations in the Company’s actual production levels for natural gas or oil; changes in the availability and/or price of derivative financial instruments; changes in the price differentials between various types of oil; inability to obtain new customers or retain existing ones; significant changes in competitive factors affecting the Company; changes in laws and regulations to which the Company is subject, including changes in tax, environmental, safety and employment laws and regulations; governmental/regulatory actions, initiatives and proceedings, including those involving acquisitions, financings, rate cases (which address, among other things, allowed rates of return, rate design and retained gas), affiliate relationships, industry structure, franchise renewal, and environmental/safety requirements; unanticipated impacts of restructuring initiatives in the natural gas and electric industries; significant changes from expectations in actual capital expenditures and operating expenses and unanticipated project delays or changes in project costs or plans; the nature and projected profitability of pending and potential projects and other investments, and the ability to obtain necessary governmental approvals and permits; occurrences affecting the Company’s ability to obtain funds from operations, from borrowings under our credit lines or other credit facilities or from issuances of other short-term notes or debt or equity securities to finance needed capital expenditures and other investments, including any downgrades in the Company’s credit ratings; ability to successfully identify and finance acquisitions or other investments and ability to operate and integrate existing and any subsequently acquired business or properties; impairments under the SEC’s full cost ceiling test for natural gas and oil reserves; significant changes in tax rates or policies or in rates of inflation or interest; significant changes in the Company’s relationship with its employees or contractors and the potential adverse effects if labor disputes, grievances or shortages were to occur; changes in accounting principles or the application of such principles to the Company; the cost and effects of legal and administrative claims against the Company; changes in actuarial assumptions and the return on assets with respect to the Company’s retirement plan and post-retirement benefit plans; increasing health care costs and the resulting effect on health insurance premiums and on the obligation to provide post-retirement benefits; or increasing costs of insurance, changes in coverage and the ability to obtain insurance. The Company disclaims any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof.